SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.

(Name of Subject Company (Issuer))

SCIELE PHARMA, INC.

(Issuer)

SHIONOGI & CO., LTD.

(Affiliate of Issuer)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

2.625% CONTINGENT CONVERTIBLE
SENIOR NOTES DUE 2027

(Title of Class of Securities)

808627 AA1

(CUSIP Number of Class of Securities)

Patrick P. Fourteau
Chief Executive Officer
Sciele Pharma, Inc.
5 Concourse Parkway, Suite 1800
Atlanta, Georgia 30328
(770) 442 9707

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the filing persons)

With a Copy to:

W. Tinley Anderson, III, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree St., N. E., Suite 2400
Atlanta, GA 30308
(404) 815-2400

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$325,000,000	$12,772.50

(1) Estimated for purposes of calculating the filing fee only. This amount is based on the aggregate outstanding principal amount of the 2.625% Contingent Convertible Senior Notes Due 2027.

(2) The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended equals $39.30 for each $1,000,000 of value.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,772.50
Form or Registration No.: Schedule TO-I
Filing Parties: Sciele Pharma, Inc. and Shionogi & Co., Ltd.
Date Filed: October 15, 2008

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d–1.

☒          issuer tender offer subject to Rule 13e–4.

☐            going-private transaction subject to Rule 13e–3.

☐            amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) is the final amendment to the  Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sciele Pharma, Inc., a Delaware corporation (“Sciele” or the “Company”) and Shionogi & Co., Ltd. on October 15, 2008, and reports the final results of the offer by the Company to purchase for cash all of its outstanding 2.625% Contingent Convertible Senior Notes due 2027 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture dated as of May 14, 2007 and as subsequently supplemented (as supplemented, the “Indenture”), by and between the Company and LaSalle Bank National Association, as Trustee (the “Trustee”); (2) the Notes; (3) the Notice of Fundamental Change and Offer to Purchase dated October 15, 2008 previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”); (4) the related Letter of Transmittal and Fundamental Change Purchase Notice previously filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”); and (5) the related offering materials previously filed as Exhibits (a)(1)(C) to (D) to the Schedule TO.

The Offer expired at 5:00 p.m., New York City Time, on November 19, 2008.  This Amendment No. 1 is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have their respective meanings given to them in the Offer to Purchase and the Schedule TO.

Item 11. Additional Information.

Item 11(b) of the Schedule TO is amended by deleting it in its entirety and replacing it with the following:

(b) Other Material Information.

RESULT OF TENDER OFFER

The Offer expired at 5:00 p.m., New York City Time, on November 19, 2008 (the “Expiration Date”). Pursuant to the Offer, the Company offered to purchase all outstanding Notes validly tendered and not withdrawn by the Holders prior to the Expiration Date in a principal amount of $1,000 or an integral multiple amount thereof at a purchase price of $1,000 per $1,000 in principal amount, plus any accrued but unpaid interest thereon to and including November 24, 2008, the Fundamental Change Purchase Date. Upon expiration of the Offer, no Notes were tendered in the Offer.

The Offer was separate from the right of Holders of Notes to convert their Notes.  Holders of Notes who wish to convert their Notes pursuant to the terms of the Indenture may continue to do so until November 24, 2008.  Holders of Notes who convert their Notes will receive $1,181.96 per $1000.00 principal amount of the Notes.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2008	Sciele Pharma, Inc.

	By:	/s/ PATRICK P. FOURTEAU

Name: Patrick P. Fourteau
Title: Chief Executive Officer

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